Exhibit 99.1

BP p.l.c. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six months ended 30 June 2007 ($ million, except ratios) (Unaudited)

Profit before taxation	17,910

Group’s share of income in excess of dividends
of joint ventures and associates	(537)

Capitalized interest, net of amortization	(123)

Profit as adjusted	17,250

Fixed charges:

Interest expense	515
Rental expense representative of interest	547
Capitalized interest	177

1,239

Total adjusted earnings available for payment of fixed charges	18,489

Ratio of earnings to fixed charges	14.9

Fixed charges, as adjusted to accord with US GAAP	1,239

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP (a)	17,476

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	14.1

(a)	See Note 13 of Notes to Consolidated Financial Statements.